UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual Period Period Ended June 30, 2016

DOYEN ELEMENTS, INC.

(formerly “ADVANTAMEDS SOLUTIONS USA FUND I INC.”)

(Exact name of issuer as Specified in its Charter)

Nevada	47-5326352
(State or other jurisdiction of	(I.R.S. Employer
Incorporation or Organization)	Identification No.)

20511 Abbey Drive

Frankfort, Illinois 60423

(Full mailing address of principal executive offices)

(800) 511-5925

(Issuer’s telephone number, including area code)

You should read the following discussion and analysis of our financial condition and results of our operations together with our unaudited financial statements and related notes appearing at the end of this semiannual report. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward- looking statements due to a number of factors, including those discussed in the section entitled “Risk Factors” in our 1A Offering Circular dated November 1st, 2015 and elsewhere in this document.

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

ADVANTAMEDS SOLUTIONS USA FUND I INC., a Nevada corporation:

Our total assets as of June 30, 2016 are $0. Our cash balance is $0. Our cash balance is not sufficient to fund our limited level of operations for any period of time. We have been utilizing, and may continue to utilize, funds from Geoff Thompson, our Chief Executive Officer, who has informally agreed to provide funds to allow us to pay for professional fees and related operating costs in the event that the Company has insufficient funds. Mr. Thompson does not have any formal commitment, arrangement or legal obligation to advance and/or loan funds to the company.

The company plans to provide real estate leasing services to the regulated cannabis industry within the United States. It is imperative to note that the company will only lease property to licensed marijuana growers and dispensary owners in the states where the growth of marijuana has been legalized. The company plans to provide complete turn-key facilities to these outside parties who can then utilize the property to further their own business operations. Advantameds Solutions USA Fund I Inc., does not, and will not, grow, harvest, distribute or sell marijuana or any substances that violate the laws of the United States of America. The role of the company will be to simply acquire warehouse/retail properties that are ideally suited for marijuana growers, with all the features and amenities that any top of the line grower would require, and then lease this property to interested parties in order to make a profit.

The Six Months Ended June 30, 2016

Revenue: We had no revenues during the six months ended June 30, 2016 or since our inception October, 2015.

Operating Expenses: Operating expenses for the six months ended June 30, 2016 were $12. Operating expenses for the period from inception through Dec 31, 2015, were $1,050.

Net Loss: Net loss for the six months ended June 30, 2016 was $12 and was comprised primarily of bank fees. Net loss for the period ending December 31, 2015, was $ 1,050. This was comprised primarily of initial professional and administrative fees.

Liquidity and Capital Resources

We had total assets (including cash) of $0 as of June 30, 2016. Our capital needs have been met by our Chief Executive Officer Geoff Thompson. We will have additional capital requirements during 2016. We do not expect to be able to satisfy our cash requirements through revenue generated in the near term, and will therefore attempt to raise additional capital through the sale of stock. We cannot assure that we will have sufficient capital to finance our growth and business operations or that such capital will be available on terms that are favorable to us or at all. We are currently incurring operating deficits that are expected to continue for the foreseeable future.

Item 2. None

2

Item 3. Financial Statements

ADVANTAMEDS SOLUTIONS USA FUND I INC.

Financial Statements June 30, 2016

(unaudited)

3

ADVANTAMEDS SOLUTIONS USA FUND I INC.

CONDENSED BALANCE SHEETS

As of June 30, 2016 (unaudited)

	2016	2015
ASSETS
Current Assets:
Cash	$-	$-
Total current assets	-	-
Deferred offering costs	-	-
TOTAL ASSETS	$-	$-

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current Liabilities:
Cash overdraft	$7	$-
Due to officer	1,055	1,050
Total current liabilities	1,062	1,050

Commitments and contingencies (Note 7)	-	-

STOCKHOLDERS’ DEFICIT

Common stock, par value $0.001; 100,000,000 shares authorized; 0 and 0 shares issued and outstanding at June 30, 2016 and December 31, 2015	-	-
Preferred stock, $0.001 par value 50,000,000 shares authorized; 6% convertible preferred stock, 500,000 shares authorized; 0 and 0 shares issued and outstanding at June 30, 2016 and December 31, 2015	-	-
Additional paid in capital	-	-
Accumulated deficit	(1,062)	(1,050)
Total stockholders’ deficit	(1,062)	(1,050)
TOTAL LIABILITIES AND STOCKHOLDERS’ DEFICIT	$-	$-

The accompanying footnotes are an integral part of these unaudited condensed financial statements

4

ADVANTAMEDS SOLUTIONS USA FUND I INC.

CONDENSED STATEMENT OF OPERATIONS

For the Six Months Ended June 30, 2016 (unaudited)

2016
Revenues	$-

Operating expenses:
Professional fees
General and administrative expenses	12
Total operating expenses	12

Net loss	$(12)

Weighted average common shares outstanding - basic and diluted	-

Net loss per common share - basic and diluted	$-

The accompanying footnotes are an integral part of these unaudited condensed financial statements

5

ADVANTAMEDS SOLUTIONS USA FUND I INC.

CONDENSED STATEMENT OF CASH FLOWS

For the Six Months Ended June 30, 2016 (unaudited)

2016
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(12)
Adjustments to reconcile net loss to
net cash used in operating activities:
Changes in operating assets and liabilities:
Increase in due to officer	5

Net cash used in operating activities	(7)

CASH FLOWS FROM FINANCING ACTIVITIES:
Increase in cash overdraft	7
Net cash provided by financing activities	7

NET INCREASE IN CASH	-

CASH, BEGINNING OF PERIOD	-

CASH, END OF PERIOD	$-

CASH PAID FOR:

Interest	$-

Income taxes	$-

The accompanying footnotes are an integral part of these unaudited condensed financial statements

6

ADVANTAMEDS SOLUTIONS USA FUND I INC.

NOTES TO FINANCIAL STATEMENTS

For the Six Months Ended June 30, 2016 (unaudited)

Note 1 – Organization and Basis of Presentation

Organization and Line of Business

AdvantaMeds Solutions USA Fund I Inc. (the “Company”) is a corporation organized on October 21, 2015 under the laws of Nevada. The Company plans to lease real estate properties and marijuana production equipment, and enter in joint ventures with established licensed marijuana companies where the Company will be an equity stockholder in each company. The Company has not yet commenced planned principal operations nor generated revenue as of June 30, 2016. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure additional funding to operationalize the Company’s planned operations.

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

The Company has elected to adopt early application of Accounting Standards Update (“ASU”) No. 2014-10, Development Stage Entities (Topic 915): Elimination of Certain Financial Reporting Requirements; the Company does not present or disclose inception-to-date information and other remaining disclosure requirements of Topic 915.

The Company adopted the calendar year as its basis of reporting.

Interim Financial Statements

The unaudited financial information furnished herein reflects all adjustments, consisting only of normal recurring adjustments, which in the opinion of management, are necessary to fairly state the Company’s financial position, the results of its operations, and cash flows for the periods presented. The results of operations for the period ended December 31, 2015 and June 30, 2016 are not necessarily indicative of the results for the year ending December 31, 2016. The accompanying unaudited financial statements are presented in accordance with the requirements set forth by the Securities and Exchange Commission for interim reporting. Accordingly, they do not include all the disclosures normally required by US GAAP.

Note 2 – Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash Equivalents

For the purpose of the statement of cash flows, cash equivalents include time deposits, certificate of deposits, and all highly liquid debt instruments with original maturities of three months or less.

Fair Value of Financial Instruments

The Company discloses fair value information about financial instruments based upon certain market assumptions and pertinent information available to management.

Revenue and Cost Recognition

The Company recognizes revenue in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 605, Revenue Recognition, only when the price is fixed or determinable, persuasive evidence of an arrangement exists, the services have been provided, and collectability is assured. No revenues have been earned or recognized as of June 30, 2016. Expenses are recognized as incurred.

7

ADVANTAMEDS SOLUTIONS USA FUND I INC.

NOTES TO FINANCIAL STATEMENTS

For the Six Months Ended June 30, 2016 (unaudited)

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

Income Taxes

The Company accounts for income taxes in accordance with ASC Topic 740, Income Taxes. ASC 740 requires a company to use the asset and liability method of accounting for income taxes, whereby deferred tax assets are recognized for deductible temporary differences, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion, or all of, the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Under ASC 740, a tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. The Company has no material uncertain tax positions for any of the reporting periods presented.

Basic and Diluted Earnings Per Share

Earnings per share is calculated in accordance with ASC Topic 260, Earnings Per Share. Basic earnings per share (“EPS”) is based on the weighted average number of common shares outstanding. Diluted EPS is based on the assumption that all dilutive securities are converted. Dilution is computed by applying the treasury stock method. Under this method, options and warrants are assumed to be exercised at the beginning of the period (or at the time of issuance, if later), and as if funds obtained thereby were used to purchase common stock at the average market price during the period. There were no potentially dilutive securities outstanding during the six months ended June 30, 2016.

Note 3 – Stockholders’ Equity

The Company authorized 150,000,000 shares of capital stock with consists of 100,000,000 shares of common stock, $0.0001 par value per share and 50,000,000 shares of preferred stock, $0.0001 par value per share.

6% Convertible Preferred Stock

The Company has designated 500,000 shares of the preferred stock as 6% Convertible Preferred Stock. Dividends on the 6% Convertible Preferred Stock will be payable on a cumulative basis when, and if declared by the Board of Directors, or an authorized committee of the Board of Directors, at an annual rate of 6.00% on the stated value of $100.00, and a shareholder can sell the shares of 6% Convertible Preferred Stock back to the Company at any time after two (2) years for the full face value of the shares plus any accrued interest, though the Company has no obligation to purchase the shares.

All shares of 6% Convertible Preferred Stock must be converted to shares common stock, either in the second, third, fourth or fifth year under the following terms and conditions at the shareholder’s option:

8

ADVANTAMEDS SOLUTIONS USA FUND I INC.

NOTES TO FINANCIAL STATEMENTS

For the Six Months Ended June 30, 2016 (unaudited)

Year 2: (Shareholder Conversion Option)

At any time during the second year of the investment, a shareholder may choose on the first business day of each month to convert each share of the 6% Convertible Preferred Stock into common stock at the market price of the common stock at the time of conversion/closing. The closing price will be the weighted average price of the common stock closing price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.

Year 3: (Shareholder Conversion Option)

At any time during the third year of the investment, a shareholder may choose on the first business day of each month to convert each share of the 6% Convertible Preferred Stock into common stock at the market price minus 2.5% of the common stock at time of conversion/closing. The closing price will be the weighted average price of the common stock closing price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.

Year 4: (Shareholder Conversion Option)

At any time during the fourth year of the investment, a shareholder may choose on the first business day of each month to convert each share of the 6% Convertible Preferred Stock into common stock at the market price minus 5% of the common stock at time of conversion/closing. The closing price will be the weighted average price of the common stock closing price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.

Year 5: (Optional & Mandatory Conversion Option)

At any time during the fourth year of the investment, a shareholder may choose on the first business day of each month to convert each share of the 6% Convertible Preferred Stock into common stock at the market price minus 7.5% of the common stock at time of conversion/closing. The closing price will be the weighted average price of the common stock closing price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.

Note 4 – Going Concern

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not generated any revenues or profits since inception, and has sustained net losses of $12 and $1,050 for the six months ended June 30, 2016 and for the period from October 21, 2015 (inception) to December 31, 2015, respectively. The Company’s ability to continue as a going concern for the next twelve (12) months is dependent upon its ability to generate sufficient cash flows from operations to meet its obligations, which it has not been able to accomplish to date, and its ability to obtain additional capital financing from investors. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

Management plans to raise additional equity capital to the Company as necessary to fund expenditures until the Company’s planned principal operations can generate sufficient cash flows to sustain operations. No assurance can be made that these efforts will be successful and sustain the Company for a reasonable period of time.

Note 5 – Related Party Transactions

Certain expenses of the Company for were advanced by a related party company. As of June 30, 2016, the Company owed Geoff Thompson, CEO, $1,055 for expenses paid on its behalf, which are included in due to officer on the balance sheet.

9

ADVANTAMEDS SOLUTIONS USA FUND I INC.

NOTES TO FINANCIAL STATEMENTS

For the Six Months Ended June 30, 2016 (unaudited)

Note 7 – Commitments and Contingencies

Equity Purchase Agreement

The Company is currently negotiating an equity purchase agreement with four (4) individuals for the purchase of sixteen (16) limited liability companies incorporated in Colorado and Arizona. The companies provide services, development and equipment for the cannabis industry.

Note 8 – Recent Accounting Pronouncements

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230), Classification of Certain Cash Receipts and Cash Payments. ASU 2016-15 provides guidance for targeted changes with respect to how cash receipts and cash payments are classified in the statements of cash flows, with the objective of reducing diversity in practice. ASU 2016-15 is effective for interim and annual periods beginning after December 15, 2017, with early adoption permitted. The Company is in the process of evaluating the impact of this accounting standard update on its statements of cash flows.

In March 2016, the FASB issued ASU 2016-09, Stock Compensation (Topic 718), Improvements to Employee Share- Based Payment Accounting. ASU 2016-09, which amends several aspects of accounting for employee share-based payment transactions including the accounting for income taxes, forfeitures, and statutory tax withholding requirements, and classification in the statement of cash flows. ASU 2016-09 is effective for fiscal years beginning after December 15, 2016 and interim periods within annual periods beginning after December 15, 2016, with early adoption permitted. The Company is in the process of evaluating the impact of this accounting standard update on its financial statements.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). ASU 2016-02 requires lessees to recognize lease assets and lease liabilities on the balance sheet and requires expanded disclosures about leasing arrangements. ASU 2016-02 is effective for fiscal years beginning after December 15, 2018 and interim periods in fiscal years beginning after December 15, 2018, with early adoption permitted. The Company is in the process of evaluating the impact of this accounting standard update on its financial statements.

In August 2014, the FASB issued ASU No. 2014-15, Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern, which provides guidance on determining when and how to disclose going-concern uncertainties in the financial statements. ASU 2014-15 requires management to perform interim and annual assessments of an entity’s ability to continue as a going concern within one year of the date the financial statements are issued. An entity must provide certain disclosures if conditions or events raise substantial doubt about the entity’s ability to continue as a going concern. ASU 2014-15 is effective for annual periods ending after December 15, 2016, and interim periods thereafter. Early adoption is permitted. The Company is currently evaluating the impact of the adoption of this accounting standard update on its financial statements and disclosures.

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers. ASU 2014-09 is a comprehensive revenue recognition standard that will supersede nearly all existing revenue recognition guidance under current GAAP and replace it with a principle based approach for determining revenue recognition. ASU 2014- 09 will require that companies recognize revenue based on the value of transferred goods or services as they occur in the contract. The ASU also will require additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract. ASU 2014-09 is effective for interim and annual periods beginning after December 15, 2017. Early adoption is permitted only in annual reporting periods beginning after December 15, 2016, including interim periods therein. Entities will be able to transition to the standard either retrospectively or as a cumulative-effect adjustment as of the date of adoption. The Company is in the process of evaluating the impact of this accounting standard update on its financial statements and disclosures.

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

10

SIGNATURES

Pursuant to the requirements Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 25, 2017	Doyen Elements, Inc, formerly AdvantaMeds Solutions USA Fund I Inc. (Exact name of issuer as specified in its Charter)

By:	/s/ Geoffrey Thompson
Geoffrey Thompson President, Chief Executive Officer, Chief Financial Officer

SIGNATURE	TITLE	DATE

/s/ Geoffrey Thompson	President, Chief Executive Officer,	July 25, 2017
Geoffrey Thompson	Chief Financial Officer

/s/ Cynthia Boerum	Chief Operating Officer	July 25, 2017
Cynthia Boerum

11